EXHIBIT 99.1

Magal Receives $4.5 Million in Orders

Press Release: Magal Security Systems Ltd – Tue, Oct 1, 2013

YAHUD, Israel, October 1, 2013 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it recently received two orders from the Asia and Africa region, amounting to $4.5 million.

The first order is for securing the perimeter of a sensitive government related site.

The second order is for providing added security and intelligence for a border.

Eitan Livneh, President and CEO of Magal S3, commented: "We are proud to have received these two orders from new customers that confirm the potential for growth in the security realm in Magal's target regions. Both orders leverage Magal's extensive experience in securing sensitive areas and expand Magal's customer base. We are hopeful that they will lead to further business in future."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S[3] offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com